Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS RECORD PRODUCTION AND LOWER OPERATING COSTS IN
SECOND QUARTER 2013, COMMISSIONING OF MILL EXPANSION PROGRESSING

TORONTO, ONTARIO— (Marketwired – August 12, 2013) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the second quarter of 2013. Key highlights of the results include:

•                  Record gold poured of 31,800 ounces in the second quarter of 2013, with record gold production of 30,800 ounces and gold sales totaling 27,600 ounces at an average sale price of US$1,409 ($1,441) per ounce.

•                  Cash operating cost per ounce(1) sold during the second quarter of 2013 averaged US$908, including US$28 per ounce related to royalties. Excluding inventory movements involving higher cost ounces from previous periods, cash operating cost per ounce(1) sold averaged US$798 during the second quarter of 2013 before royalties.

•                  Total all-in sustaining cost (“AISC”)(2) during the second quarter and first six months of 2013 of US$1,257 and US$1,398, respectively.

•                  Capital investment during first six months of 2013 totaling $66 million, representing close to three-quarters of target capital investment for the year.

•                  Excellent progress advancing mill expansion towards completion, with commissioning starting near end of July and new crushing/grinding circuit now operational and ramping to 3,000 tonnes per day.

•                  Earnings from mine operations for the second quarter and the first six months of 2013 of $1.8 million and $5.7 million respectively, compared to $3.2 million and $4.5 million, respectively, in same periods in 2012. Year-to-date increase reflects 36% growth in commercial sales, which more than offset impact of lower gold prices.

•                  2013 guidance maintained, including production of between 120,000 and 135,000 ounces of gold, cash operating cost per ounce(1) sold in a range of US$800 – US$875 and capital investment of approximately $90 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are very encouraged by our results in the second quarter, which included record production, improved unit operating costs and excellent progress advancing our mill expansion towards completion. Commissioning of the expansion commenced late last month with our new crushing and grinding circuit now ramping up towards the new design capacity of over 3,000 tonnes per day, which is expected by early September. When we achieve this level of throughput, our production will increase, our unit operating costs will improve and our capital requirements will decline dramatically. At that point, we expect our AISC(2) to improve to around US$1,000 per ounce, with the Company on track to generate net free cash flow during the fourth quarter at current gold prices.

“Looking at our cost performance more closely, we were particularly pleased with the progress that was made in the second quarter.  Higher throughput levels and the impact of cost management initiatives helped us to pull our costs down with mining costs during the quarter averaging $74 per tonne, trucking costs averaging $5 per tonne and processing costs averaging $22 per tonne. On an ounces sold basis, our cash operating costs(1) were increased by inventory movements that included higher costs of production from previous periods capitalized in opening inventory balances. Excluding inventory movements and royalty payments, cash operating cost per ounce(1) for the second quarter averaged US$795 per ounce. Given that we produced 3,200 ounces more than we sold during the quarter, unit costs on ounces produced would be even lower. Our AISC(2) in the first half of 2013 averaged US$1,398 per ounce and, as indicated above, this number is expected to improve following completion of our mill expansion.”

Second Quarter 2013 – Key Performance Indicators

Record quarterly production

The Company achieved record gold poured of 31,800 ounces in the second quarter of 2013, with record production of 30,800 ounces (230,920 tonnes at an average grade of 4.3 grams per tonne). Production in the second quarter of 2013 increased 26% from the same quarter a year earlier and 33% from the first quarter of 2013.

The Company poured 52,300 ounces of gold during the first six months of 2013 and produced 54,000 ounces of gold (428,560 tonnes at an average grade of 4.1 grams per tonne).

Mill throughput exceeds 2,500 tonnes per day

Throughput at the Company’s mill averaged 2,540 tonnes per day during the second quarter of 2013 (including over 2,600 tonnes per day in both May and June). Mill throughput averaged 2,370 tonnes per day during the first six months of 2013.

Improved gold grade

The average grade of ore mined from the Company’s mines improved to 4.3 grams per tonne in the second quarter of 2013 from 3.8 grams per tonne in the first quarter of 2013. The grade at Timmins West Mine increased to 4.4 grams per tonne in the second quarter of 2013 from 3.7 grams per tonne in the first quarter of the year, with grades at Bell Creek averaging around 4.3 grams per tonne in both periods.  The combined grade from both Timmins West and Bell Creek in the first six months of 2013 averaged 4.1 grams per tonne.

Increased gold sales

Commercial gold sales increased to 27,600 ounces in the second quarter of 2013 at an average price of US$1,409 ($1,441) per ounce from 24,900 ounces at an average price of US$1,605 ($1,632) per ounce in the second quarter of 2012 and 26,100 ounces at an average price of US$1,630 ($1,642) per ounce in the first quarter of 2013.

The Company sold 53,700 ounces of gold at an average price of US$1,516 ($1,539) per ounce during the first six months of 2013, an increase of 36% from commercial sales of 39,400 ounces at an average price of US$1,641 ($1,658) per ounce for the same period in 2012 (total gold sales in the first half of 2012, including pre-production ounces, were 43,400 ounces).

Improved production costs

Cash operating cost per ounce(1) sold during the second quarter of 2013 averaged US$908 (including US$28 per ounce related to royalties). Cash operating cost per ounce(1) for the quarter was increased by inventory movements in the quarter that included higher costs of production from previous periods capitalized in opening inventory balances. Excluding inventory movements and royalty payments, the cash operating cost per ounce(1) sold was US$795 during the second quarter of 2013.

Cash operating cost per ounce(1) of gold sold in the first six months of 2013 averaged US$944, (including US$35 per ounce for royalties).

Total production costs in the second quarter and first half of 2013 were $26.0 million and $52.1 million, respectively, compared to $24.2 million and $39.5 million in the same periods in 2012. The increase in production costs in 2013 reflects higher ounces sold partially offset by lower cash operating cost per ounce(1).

All-In-Sustaining Cost(2)

The total all-in-sustaining cost (“AISC”) per ounce during the second quarter of 2013 and first six months of 2013 averaged US$1,257 and US$1,398, respectively, significantly lower than US$1,557 and US$1,806 for the same periods in 2012.

Completed majority of 2013 capital program

The Company invested $66.0 million for mine development, mill expansion and exploration drilling (mainly in-mine drilling) in the first six months of 2013, representing close to three quarters of targeted  capital investments for all of 2013 of approximately $90 million.

Increased earnings from mine operations in first half of 2013 despite lower gold prices

The Company generated earnings from mine operations for the second quarter of 2013 and the first six months of 2013 of $1.8 million and $5.7 million respectively, compared to $3.2 million and $4.5 million, respectively, for the same periods in 2012. Lower earnings from mine operations in the second quarter of 2013 compared to the same period in 2012 largely reflected a $191 per ounce decrease in the average Canadian dollar gold price, which resulted in a reduction in revenue of $5.3 million. This reduction more than offset the favourable impact of an 11% increase in gold sales compared to the prior year’s second quarter and lower depreciation and depletion costs following the impairment charge recorded in the fourth quarter of 2012. For the first six months of 2013, increased earnings from mine operations compared to a year earlier was due mainly to a 36% increase in commercial gold sales, which more than offset a $119 per ounce reduction in the average Canadian dollar selling price of gold.

Net loss reflected lower gold prices and increased interest and other financing costs

The Company recorded a net loss in the second quarter of 2013 of $5.4 million (or $0.01 per common share) and $6.1 million (or $0.01 per common share) for the first six months of 2013 which compared to a net loss of $2.0 million (or $0.00 per common share) for the second quarter of 2012 and $4.9 million (or $0.01 per common share) for the first six months of 2012. The higher net loss in both the second quarter and first six months of 2013 largely reflected the impact of lower gold prices, mainly in the second quarter, as well as a $2.8 million increase in interest and other financing costs, the latter due to increased debt since the second quarter of 2012.

Cash position at June 30, 2013

Cash and bullion at June 30, 2013 totaled $28.1 million compared to $52.1 million at March 31, 2013.

Outlook

At the end of the second quarter of 2013, Lake Shore Gold was approaching a significant milestone, completing a mill expansion to a design capacity exceeding 3,000 tonnes per day. Commissioning of the expansion commenced in late July 2013 with the new increased design rate expected to be achieved by early September 2013.

Following completion of the expansion, the Company is targeting:

•                 Mining and milling rates that will support annual production levels of at least 140,000 ounces of gold;

•                 Cash operating costs(1) averaging around US$700 per ounce;

•                 Total AISC improving to approximately US$1,000 per ounce in the second half of 2013;

•                 Capital investment levels significantly lower than the $66.0 million invested during the first half of 2013 (full-year target for 2013 remains at around $90 million); and,

•                 Net free cash flow to be generated during the fourth quarter at current gold prices (approximately $1,350 per ounce).

Based on the progress being achieved, the Company remains committed to achieving its previously stated guidance for 2013, including production growth of at least 40%, to a range of 120,000 to 135,000 ounces, cash operating costs(1) in the range of US$800 to US$875 per ounce and capital investment for the year of approximately $90 million.

This Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance for 2013 and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Tuesday, August 13, 2013 at 10:00 am EST to discuss the Company’s second quarter 2013 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-226-1792

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 8256094

Available until: 11:59 pm (August 20, 2013)

Qualified Persons

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person (“QP”) as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold.

The QP for the Company’s reserve estimates at Timmins West Mine and Bell Creek Mine is Natasha Vaz, P. Eng. As QP, Ms. Vaz has prepared or supervised the preparation of the scientific or technical information related to reserve estimates disclosed in this press release. Ms. Vaz is an employee of Lake Shore Gold.

The QP for production drilling and all areas of mine geology is Eric Kallio, Vice-President, Exploration. As QP, Mr. Kallio prepared or supervised the preparation of all scientific or technical information disclosed in this press release related to mine geology and drilling. Mr. Kallio is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating cost per ounce is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. The Company discloses cash operating cost per ounce as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating cost per ounce should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and six months ended June 30, 2013 is set out on page 14 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost (“AISC”) performance measure, which is a non-GAAP measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and six months ended June 30, 2013 is set out on page 14 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com